U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2013

Commission File No.: 001-04192

MFC Industrial Ltd.
(Translation of Registrant's name into English)

Suite #1620 - 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6
(Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes	☒ No

     If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MFC INDUSTRIAL LTD.

By:	/s/ Michael Smith
Michael Smith
Chairman, President and
Chief Executive Officer

Date:	December 23, 2013

NEWS RELEASE
Corporate MFC Industrial Ltd. Rene Randall 1 (604) 683 8286 ex 224 rrandall@bmgmt.com	Investors Cameron Associates Kevin McGrath 1 (212) 245 4577 kevin@cameronassoc.com

BRITISH COLUMBIA SUPREME COURT GRANTS INJUNCTION AGAINST THE KELLOGG GROUP, PROHIBITING
THE KELLOG GROUP FROM TRYING TO TAKE CONTROL OF THE MFC BOARD AT UPCOMING MEETING

NEW YORK (December 23, 2013) . . . MFC Industrial Ltd. ("MFC" or the "Company") (NYSE: MIL) today announced that on December 20, 2013, the British Columbia Supreme Court issued an injunction against Peter Kellogg / IAT Reinsurance Company, Ltd. (the "Kellogg Group") and others prohibiting the Kellogg Group from trying to improperly take control of MFC's board at the Company's upcoming annual general and special meeting to be held on December 27, 2013 (the "Meeting").

The temporary injunctive relief was granted by the Court in the previously announced legal action commenced by MFC against the Kellogg Group in connection with the numerous violations of securities laws by the Kellogg Group. The Court specifically prohibited the Kellogg Group's proposal to increase the size of MFC's board to 11 and their proposal to elect 8 of their hand-picked nominees as directors at the Meeting or any other increase in the size of the MFC board until such time as the matters are properly decided by the Court. In granting the injunction, the Court found that the Kellogg Group had committed breaches of British Columbia securities laws and that there was merit to the actions commenced by MFC.

As a result of the foregoing, MFC's board of directors will continue to consist of six directors of which two class II directors will be elected at the Meeting.

The Court's decision is in line with the recommendations of Institutional Shareholder Services Inc. ("ISS") and Glass Lewis & Co. ("Glass Lewis"), the leading independent proxy advisory and corporate governance firms, which recommended "AGAINST" giving the Kellogg Group representation on the MFC board that is grossly disproportionate to its ownership. ISS and Glass Lewis unanimously recommended that MFC shareholders:

  vote "AGAINST" the Kellogg Group's proposal to increase the number of directors of MFC at 11; and

  "WITHOLD" their votes from 6 of the Kellogg Group's 8 hand-picked nominees, including against the election of Peter Kellogg to the board of directors.

Michael Smith, Chief Executive Officer, commented: "We are pleased to report the Court's decision, which is in line with the recommendations of ISS and Glass Lewis and the fair compromise we previously publicly proposed to the Kellogg Group in order to end this proxy contest."

MFC urges shareholders to carefully review MFC's communications to shareholders and Proxy Circular, which are available on SEDAR and EDGAR and on the Company's website at www.mfcindustrial.com/investor_relations, and promptly vote only their WHITE proxy prior to the proxy voting deadline of December 24, 2013 at 4:00 p.m. (Hong Kong time).

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Regardless of the number of shares you own, we ask for your support by casting your vote today by completing and returning ONLY the WHITE proxy.

If you have any questions or need assistance in casting your vote or completing your WHITE proxy, please call Mackenzie Partners Inc. within North America toll free at 1-800-322-2885, collect at (212) 929-5500, or by email at proxy@mackenziepartners.com.

About MFC Industrial Ltd.

MFC is a global commodity supply chain company and is active in a broad spectrum of activities, including its integrated commodities operations, mineral and hydrocarbon interests, which focus on metals, energy, chemicals, plastics and wood products. MFC also provides logistics, financial and risk management services to producers and consumers of commodities. Our global business activities are supported by our captive commodities sources through strategic direct or indirect investments and other commodities sources secured by us from third parties.

To obtain further information on the company, please visit our website at www.mfcindustrial.com.

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